Delisting Determination, The Nasdaq Stock Market, LLC, April 25, 2024, Acorda Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Acorda Therapeutics, Inc., effective at the opening of the trading session on May 6, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), IM-5101-1, and 5550(b)(1).
The Company was notified of the Staff determination on April 3, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on April 12, 2024. The Staff determination to delist the Company securities became final on April 12, 2024.